☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

WCI Communities, Inc.

Full Name of Registrant

Former Name if Applicable

24301 Walden Center Drive

Address of Principal Executive Office (Street and Number)

Bonita Springs, Florida 34134

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

WCI Communities, Inc.’s (the “Company”) Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 could not be filed within the prescribed time period, as the closing of the books and the process of preparing the Company’s financial statements for the period ended June 30, 2007 is taking longer than expected as a result of manpower constraints (i.e. recent employee attrition) and the unexpected length of time needed to complete a detailed impairment analysis. In addition, our independent accountants have not completed their interim review of our financial statements. As a result, the Company was not able to timely file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James P. Dietz (Name)	(239) (Area Code)	498-8200 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate reporting total revenues of approximately $241.8 million and a net loss of approximately $16.9 million for the three months ended June 30, 2007 as compared to total revenues of $527.7 million and net income of $22.7 million for the three months ended June 30, 2006. The decreases are a result of the continuing softening in demand for new homes in our markets, as well as recognition of real estate impairment losses. We have not completed our analysis related to real estate impairments; therefore, our actual results of operations could materially differ from our anticipated results.

Cautionary Information Regarding Forward-Looking Statements

This Form 12b-25 includes a “forward-looking statement” as that term is defined in the Private Securities Litigation Reform Act of 1995. The forward-looking statement can be identified by the use of the forward-looking terminology “anticipate”. Our anticipated results could change materially as a result of the completion of our impairment analysis. Our anticipated results are subject to risks, uncertainties and other factors, including, among others, risks, uncertainties and factors set forth in the Company’s reports and documents filed with the Securities and Exchange Commission (which reports and documents should be read in conjunction with this Notification of Late Filing on Form 12b-25). We believe that all forward-looking statements are based upon reasonable assumptions when made; however, we caution that it is impossible to predict actual results or outcomes or the effects of risks, uncertainties or other factors on anticipated results or outcomes and that, accordingly, you should not place undue reliance on these statements. Forward-looking statements speak only as of the date when made, and we undertake no obligation to update these statements in light of subsequent events or developments. Actual results and outcomes may differ materially from anticipated results or outcomes discussed in forward-looking statements.

WCI Communities, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2007	By:	/s/ James P. Dietz
James P. Dietz
Executive Vice President and Chief Financial Officer